Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the form 20-F.

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination and presents the combination of the financial information of TradeUP and Old SAI adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this registration statement.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheet of TradeUP as of December 31, 2021 and the historical balance sheet of Old SAI as of December 31, 2021, on a pro forma basis as if the Business Combination, summarized below, had been consummated on December 31, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, combine the historical statement of operations of TradeUP for the period from January 26, 2021 (inception) through December 31, 2021 and the historical statement of operations of Old SAI for the year ended December 31, 2021 on a pro forma basis as if the Business Combination had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	TradeUP’s audited condensed financial statements as of and for the period from January 26, 2021 (inception) through December 31, 2021, and the related notes, each of which are reflected in TradeUP’s financial statements as of and for the period from January 26, 2021 (inception) through December 31, 2021 included elsewhere in this report;

●	Old SAI’s audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this report;

●	other information relating to TradeUP and Old SAI included elsewhere in this report

Description of the Business Combination

On September 27, 2021, TradeUP and Merger Sub entered into the Business Combination Agreement with SAI. Merger Sub had merged with and into Old SAI, with Old SAI as the surviving company and continuing as a wholly-owned subsidiary of TradeUP. Following the consummation of the Business Combination, TradeUP changed its name to “SAI.TECH Global Corporation.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, on the merger effective date: (1) each Old SAI Class A Ordinary Share outstanding as of immediately prior to the merger effective date (including Old Class A Ordinary Shares resulting from the conversion of Old SAI preferred shares in connection with the merger, but excluding any Old Class A Ordinary Shares as to which dissenter’s rights have been properly exercised in accordance with Cayman Islands law and Old Class A Ordinary Shares held by Old SAI as treasury shares, if any) had be converted into a right to receive a number of New Class A Ordinary Shares determined on the basis of an exchange ratio derived from an implied equity value for Old SAI of $188.0 million and $10.00 per share; and (2) each Old Class B Ordinary Share outstanding as of immediately prior to the merger effective date had be converted into a right to receive a number of Class B Ordinary Shares determined on the basis of the exchange ratio. As of the date of this registration statement, the exchange ratio was approximately 0.13376. The following unaudited pro forma financial information is based on the following events contemplated by the Business Combination Agreement:

●	the cancellation of each issued and outstanding share of Old Class A Ordinary Shares and Class B Ordinary Shares; and

●	the conversion of such shares into the right to receive a number of shares of New Class A Ordinary Shares and Class B Ordinary Shares based upon the Exchange Ratio.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TradeUP is treated as the acquired company and Old SAI is treated as the acquirer for financial statement reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Old SAI issuing stock for the net assets of TradeUP, accompanied by a recapitalization. The net assets of TradeUP will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Old SAI. Old SAI has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Old SAI’s existing shareholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios, with over 75% of the voting interest in each scenario;

●	Old SAI will have the ability to nominate a majority of the members of the board of directors of the combined entity;

●	Old SAI’s senior management will be the senior management of the combined entity; and

●	Old SAI’s operations prior to the acquisition comprising the only ongoing operations of New SAI.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New SAI upon consummation of the Business Combination in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of TradeUP following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. TradeUP and Old SAI have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined information contained herein reflects Tradeup shareholders’ approval of the Business Combination on April 29, 2022 and that Tradeup public shareholders holding 2,071,735 shares have elected to redeem their shares for cash prior to Closing.

The following summarizes the pro forma of New SAI Common Share ownership valued at $10.00 per share as of immediately after the Closing:

	Pro Forma Combined(1)
Pro Forma Ownership	New SAI Class A ordinary shares	New SAI Class B ordinary shares	% of O/S
Public shareholders`(1)	3,764,278	—	16.7%
Old SAI shareholders	9,169,375	—	40.6%
Old SAI Founder	—	9,630,634	42.7%

(1)	Following completion of the merger (the “Merger”), holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 Old Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 Old Class A Ordinary Shares
(2)	following the completion of the Business Combination, there are an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2021
(in thousand US$, except par value)

	Old SAI(1) (Historical)	TradeUP(2) (Historical)	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$4,477	$28	$44,892	A	$22,984
			(20,717)	G
			(5,696)	C
Accounts receivable	1,174	—	—		1,174
Inventories	198	—	—		198
Cryptocurrencies	83	—	—		83
Deposits, prepayments and other current assets, net	948	74	—		1,022
Total current assets	6,880	102	18,479		25,461
Investment held in Trust Account	—	44,892	(44,892)	A	—
Intangible assets, net	265	—	—		265
Operating lease right-of-use assets	43	—	—		43
Construction in process, net	—	—	—		—
Property and equipment, net	4,345	—	—		4,345
Total assets	$11,533	$44,994	$(26,413)		$30,114
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$1,261	$1,459	$—		$2,720
Operating lease liabilities-current	17	—	—		17
Income tax payable	1	—	—		1
Advance from customers	62	—	—		62
Accrued and other liabilities	25	—	—		25
Amount due to related parties	30	130	—		160
Total current liabilities	1,396	1,589	—		2,985
Deferred underwriter’s marketing fee	—	1,571	(1,571)	C	—
Operating lease liabilities-non-current	27	—	—		27
Total liabilities	1,423	3,160	(1,571)		3,012
Commitments and contingencies
Ordinary shares subject to possible redemption, 4,488,986 shares at conversion value of $10.00 per share	—	44,890	(44,890)	B	—
Mezzanine equity	12,473	—	(12,473)	E	—

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2021 — (Continued)
(in thousand US$, except par value)

	Old SAI (Historical)	TradeUP (Historical)	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
Shareholders’ (deficit) equity
Class A Ordinary Shares	2	2	(3)	B	1
Class B Ordinary Shares	7	—	(6)	F	1
Series Seed Preferred Shares	1	—	(1)	E	—
Subscription receivable	(9)	—	9		—
Additional paid-in capital	13,965	—	28,400	B,C,E,F	42,365
Statutory reserve	—	—	—		—
(Accumulated deficit)/Retained earnings	(16,412)	(3,058)	3,058	D	(15,348)
			1,064	E
Accumulated other comprehensive loss	83	—	—		83
Total shareholders’ (deficit) equity	(2,363)	(3,056)	32,520		27,102
Total liabilities, temporary equity and shareholders’ (deficit) equity	$11,533	$44,994	$(26,413)		$30,114

(1)	Represents the audited historical balance sheet of SAI as of December 31, 2021.
(2)	Represents the balance sheet of TradeUP as of December 31, 2021 in TradeUP’s Form 10-K for such period.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021
(in thousand US$)

	Old SAI (Historical)	TradeUP (Historical)		Transaction Accounting Adjustments (Note 2)	Pro Forma Combined
Revenue	$17,038	$—		$—	$17,038
Cost of sales	(15,774)	—			(15,774)
Gross profit	1,264	—		—	1,264
Operating Expenses
Selling and marketing expenses	(14,779)	—		—	(14,779)
General and administrative expenses	(2,383)	(1,926)		—	(4,309)
Research and development expenses	(419)	—		—	(419)
Impairment of long-lived assets	(135)	—		—	(135)
Total operating expenses	(17,716)	(1,926)		—	(19,642)
Loss from operations	(16,452)	(1,926)		—	(18,378)
Other income (expense)	(228)	2		(1)	(227)
Loss before income tax expenses	(16,680)	(1,924)		(1)	(18,605)
Income tax expense	(24)	—		—	(24)
Net loss	$(16,704)	$(1,924)		$(1)	$(18,629)

Loss per share, basic and diluted, redeemable shares	—	$(0.03	)(1)	—	—
Loss per share, basic and diluted, non-redeemable shares	—	$(1.46)		—	—
Weighted average redeemable shares outstanding, basic and diluted	93,061,216	3,191,545		(73,688,474)	22,564,287
Weighted average non-redeemable shares outstanding, basic and diluted	93,061,216	1,244,225		(71,741,154)	22,564,287
Loss per ordinary share, basic and diluted	$(0.179)			$—	$(0.826)

(1)	Represents the earnings/(loss) per share of TradeUP for the period from January 26, 2021 (inception) through December 31, 2021 in TradeUP’s Form 10-K for such period.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TradeUP will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Old SAI issuing shares for the net assets of TradeUP, accompanied by a recapitalization. The net assets of TradeUP will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2021. It also reflects the pro forma effect of deconsolidation of the VIE as if it had been consummated on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	TradeUP’s audited consolidated financial statements as of and for the period from January 26, 2021 (inception) through December 31, 2021, and the related notes, each of which are reflected in TradeUP’s audited financial statements as of and for the period from January 26, 2021 (inception) through December 31, 2021 included elsewhere in this report;

●	Old SAI’s audited financial statements as of and for the year ended December 31, 2021 which are included elsewhere in this report;

●	other information relating to TradeUP and Old SAI contained in the Proxy Statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal 1 — The Business Combination Proposal;” and

●	the section titled “TradeUP’s Management’s Discussion and Analysis of Financial Condition and Results,” “SAI’s Management’s Discussion and Analysis of Financial Condition and Results” and financial information included elsewhere in this registration statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available As of the date of this registration statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the New SAI’s additional paid-in capital and are assumed to be cash settled.

2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Old SAI has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

TradeUP and Old SAI have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

A	Reflects the liquidation and reclassification of cash and investments held in the Trust Account that becomes available for general use by New SAI following the Business Combination.

B	Reflects the transfer of TradeUP’s approximately $20.7 million Class A Ordinary Shares subject to redemptions balance as of December 31, 2021 to permanent equity.

C	Reflects the payment of transaction costs of approximately $5.7 million. Transaction costs include legal, financial advisory, business combination marketing fees payable and other professional fees related to the Business Combination. It also included the settlement of the deferred offering costs.

D	Reflects the elimination of TradeUP’s accumulated deficit and its Class A Ordinary Shares and Class B Ordinary shares balances into additional paid-in capital.

E	Reflects the conversion of Old SAI’s preferred shares to Class A Ordinary Shares.

F	Reflects the reorganization of Old SAI to New SAI.

G	Reflects the transaction accounting adjustment, for the redemption of 2,071,735 TradeUP Class A Ordinary Shares (at a redemption price of $10.00 per share) totaling approximately $20.7 million.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 are as follows:

(1)	Reflects the adjustment to eliminate interest earned on balances held in the Trust Account.

(2)	Reflects the decrease in the weighted average shares outstanding due to the change of Class A Ordinary Shares (and the maximum redemption scenario) in connection with the Business Combination.

3. Earnings/(loss) per Share

Represents the earnings/(loss) per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Year Ended December 31, 2021
Pro forma net loss	$(18,629)
Weighted average shares outstanding – basic and diluted	22,564,287
Net loss per share – basic and diluted(1)	$(0.826)
New SAI public shares	3,764,278
New SAI founder shares	1,074,780
New SAI shares issued for private placement	272,247
New SAI shares issued in merger to SAI	17,452,982
Shares outstanding – basic and diluted	22,564,287

(1)	Outstanding warrants are anti-dilutive and are not included in the calculation of diluted net loss per share.